EXHIBIT 4.9

SHARE PURCHASE AGREEMENT

dated as of

September 2017

in

Beijing

Among

Beijing cheche technology co., ltd.

Fanhua insurance sales service group Company limited

and

Fanhua times insurance sales & service Co., ltd.

relating to the purchase and sale

of

shares

of

Fanhua times insurance sales & service Co., ltd.

1

Shares Purchase Agreement

This Shares Purchase Agreement (this “Agreement”) is entered into by and among the following parties on September 30, 2017 in Beijing.

(1)	Beijing Cheche Technology Co., Ltd.(“the Buyer”),a limited liability company duly incorporated and validly existing under the laws of the Republic of China (excluding, solely for the purpose of this Agreement, Hong Kong, Macau and Taiwan, with its registered office at 2506, Unit 1, 21F, No. 4 Building, No. 201 Yard, Tangli Road, Caoyang District, Beijing, PRC and its legal representative is ____.

Fanhua Insurance Sales Service Group Company Limited(“the Seller”),a limited liability company duly incorporated and validly existing under the laws of the Republic of China, with its registered office at 27F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong, PRC (for office use only) and its legal representative is _______.

(2)	Fanhua Times Insurance Sales & Services Co., Ltd.(“the Target Company”),a limited liability company duly incorporated and validly existing under the laws of the Republic of China, with its registered office at Room 09, No. 601 Store, No. 195 North Guangzhou Avenue, Yuexiu District, Guangzhou, Guangdong, PRC (for office use only), and its legal representative is _____.

Each of the three parties shall hereinafter individually be referred to as the "Party", and collectively the "Parties".

Whereas:

(A)	The Target Company is an insurance agency specializing in the distribution of automobile insurance products and in good standing, with the capacity of achieving no less than RMB2 billion auto insurance premiums each year from 2018 to 2020.

(B)	The Seller holds 100% of the equity interests in the Target Company. (Further details of the Target Company as of the date hereof are set forth in Schedule 1 of this Agreement.)

(C)	The Buyer has agreed to purchase and the Seller has agreed to sell the Target Shares in accordance with the terms and conditions set forth in this Agreement (the “Transaction”).

(D)	The Parties agreed to enter into this Agreement to set forth the terms and conditions for the Transaction.

NOW, THEREFORE, the Parties hereby agree as follows:

2

Article I

DEFINITON

1.1	In this Agreement, unless otherwise stated or the context otherwise requires, the following terms shall have the following meanings:

“Transaction”	shall have the meaning set forth in the Preamble;
“Target Shares”	shall mean the 100% equity interests held by the Seller;
“Confidential Information”	shall mean any information related to the Target Company or its business, which indentified as confidential and provided for the purpose of the Agreement and the negotiation and execution of the Transaction by any Party or any related parties hereof, including but not limited to the technology, analytical data, procedure, manual, design, draft, picture, plans, chart, standard, report, research, discovery, non-patent invention and idea, and other information and know-how in any nature.
“CIRC”	shall mean China Insurance Regulatory Commission;
“Business of the Target Company”	refers to insurance agency business;
“Automobile Insurance Business”	refers to the business related to the distribution of automobile insurance products, collection of insurance premiums on behalf of insurance companies in return for commissions and fees.
“Third Party’s Rights”	refers to a) any mortgage, pledge, lien, guarantee, transfer, retention of title, property right or any other kind of right burden, for the purpose of guaranteeing any obligation of any person, including any rights obtained from the Transaction, which may not be granted in legal terms, but in accordance with relevant laws, there are economic or financial consequences similar to the granting of a security interest; b) any voting agreement, authorization letter, option, right of first offer, negotiation or refusal, or other transfer restrictions entitled to any beneficiary; c) Target Shares being frozen, sealed or under any other restrictions by legal procedures；restriction on share transfer as a result of any judgment or ruling or any pending or potential proceedings, arbitration, court ruling or verdict that may have adverse impact on the Target Shares and the transfer of the Target Shares; and d) being recoursed by any person.
“Security Interests”	refers to any mortgage, claims, equitable interests, lieu, option, pledge, security interests, right of preemption, right of first refusal, right of seizure, retention of title, right of set-off, counterclaim, trust arrangement or other restriction(including any relevant restriction imposed on using, voting, transfer, obtaining economic benefits or other restriction in respect of exercising the rights of the owner.

3

“Related Parties”	refer to any enterprise or any other entity which, directly or indirectly, controls, or controlled by, or is under common control with, the Party. If one party of this Agreement is an individual, it refers to any immediate family of the person; the term "control" refers to ownership of fifty percent (50%) or more of the registered capital of an enterprise or any other entity, or having the right to appoint general managers or other principal executives in an enterprises or any other entities; the "immediate family" refers to spouses, children, parents, grandparents, brothers and sisters.
“Original Management Team”	refers to the core management and officers of the Target Company;
“Consideration”	shall have the meaning set forth in Article 3.1 hereof;
“Base Date”	refers to September 30, 2017;
“Closing Date”	refers to the effective date;
“Recipient”	shall have the meaning set forth in Article 10.1 hereof;
“Approval”	refers to any consent, approval, authorization, permission, order, registration, filing, certification, qualification, license or statement which contains approval;
“Convertible Note”	shall have the meaning set forth in Article 3.2(i)hereof. i.e. convertible note issued by the Buyer to the Seller on the closing date as part of the total Consideration, which is convertible to shares of the Buyer within certain period as set forth herein;
“Convertible Note Period”	shall have the meaning set forth in Article 3.2(i)hereof;
“Execution Date”	shall have the meaning set forth in the in the Preamble hereof;
“Day”	refers to the calendar day;
“Renmingbi” or “RMB”	refers to the legal currency of the PRC;
“Closing”	shall have the meaning set forth in Article 4.1 hereof;
“Effective Date”	shall have the meaning set forth in Article 12.1 hereof;
“Taxes”	means any and all taxes imposed by financial, taxes and customs departments of the PRC central and local governments, including any interests, fines or expenses thereof;
“Cash Consideration”	shall have the meaning set forth in Article 3.2 (i) hereof;
“Exercise Notice”	shall have the meaning set forth in Article 3.2 (ii) hereof;
“Business Day”	refers to any date except Saturday, Sunday or the date when banks are authorized or requested to suspend business in mainland China.
“Overdue Tax”	shall have the meaning set forth in Article 10.6 hereof;
“Material Adverse Effect”	refers to major adverse effect on the business, financial situation, real estate, or operation results of the Target Company that is alone or in total, but on the premise that the major adverse effects shall not include the event or circumstance which is reasonably expected to cause a loss no more than RMB1 million to the net operating capital of the Target Company

4

“Intellectual Property Rights”	refers any patent, trademark, service marks, registration design, domain names, and utility models, copyright, software copyright, invention, confidential information, trade secrets, proprietary technology and production technology, brand names, database rights, business numbers and any similar rights which is registered or filed in any country, and any of the interests thereof (whether registered or not, and include the application for the aforesaid and the right to apply for any of the above mentioned in any country of the world) .
“Governmental Authority”	means any central or local governmental authority, regulatory or administrative authority, department, court, judicial or arbitration institution in China or other competent jurisdiction territories.
“Laws”	refers to any and all laws, decrees, regulations, rules, ordinance, orders, instruction, judicial interpretations, or normative documents of China and other competent jurisdiction territories.
“Qualified Listing”	refer to the initial public offering and listing of the shares of the Buyer or its affiliated listing entity after restructuring in the following stock exchanges or stock markets (the New York stock exchange, the Hong Kong stock exchange, the Shanghai stock exchange, the Shenzhen stock exchange, the United States National Securities Industry Automatic Quotation System Association ("NASDAQ"), the National Equities Exchange and Quotations ("NEEQ") or other stock exchanges or securities markets (excluding OTC).
“China or PRC”	shall have the meaning set forth in the Preamble hereof.

1.2	Unless the context otherwise requires or as provided in this Agreement:

1.	any references herein to the contract, agreement or documents shall refer to this Agreement, including the schedules, annexes and exhibits hereto, as amended, supplemented, modified from time to time.

2.	any references herein to any person shall include the heir and the authorized assignee of the person.

3.	any references herein to the provisions or attachments shall refer to the provisions and the schedules, annexes and exhibits hereof.

ARTICLE II PURCHASE OF SHARES

2.1	Subject to the terms and conditions of this Agreement, the Buyer agrees to buy and the Seller agrees to sell the Target Shares at the transfer price, and there is no third party’s right on the Target Shares.

5

2.2	The table below lists the shares held by the Parties respectively before and after the completion of this Transaction.

	Before the Transaction	After the Transaction
Seller	100%	/
Buyer	/	100%

ARTICLE III PRICING AND PAYMENT

3.1	Valuation and Consideration of the Target Shares

The Parties agree that the valuation of the Transaction is based on the net book value of the Target Company as of September 30, 2017 and the estimate that the Target Company shall achieve no less than 2 billion vehicle insurance premiums each year from 2018 to 2020. As agreed by the Parties, the original Consideration for the Target Shares is RMB130,000,000 plus net book value of the Target Company as of September 30, 2017 (hereinafter referred to as " Consideration").

3.2	Method of the Transaction

(i)	The parties agree that the Consideration shall be paid in the form of cash and convertible Notes. The amount of cash consideration is equivalent to the net book value of the Target Company as of September 30, 2017 (hereinafter referred to as "Cash Consideration"), and the Cash Consideration shall be adjusted based on the collection and settlement of related credits and debts in accordance with Article 3.2 (IV) hereof. The specific accounting items and the estimated amounts of the credits and debts at the time of signing this Agreement are shown in annex 2 hereof. The actual amount of the related credits and debts shall be subject to the financial statement as of September 30, 2017 prepared and signed by authorized person (hereinafter referred to as "Target Credits and Debts "); The remaining Transaction Consideration which is RMB130,000,000 shall be converted into Convertible Note of the Buyer, to which the Seller is entitled. The term of the Convertible Note shall be three years from the Closing of this Transaction (hereinafter referred to as the "Convertible Note Period"), and the annual interest rate of the loan is 10% in simple interest (hereinafter referred to as "Convertible Notes"). Upon the maturity of the Convertible Note, the Seller may convert the principal and interest of the Convertible Note into the shares of the Buyer in equal value (hereinafter referred to as the “Convert of Shares"), or request the principal and interest to be repaid in cash in accordance with this Agreement.

(ii)	Within twenty (20) business days from the date of maturity of the Convertible Note, the Seller shall decide whether to convert the shares or not and issue a written execution notice (hereinafter referred to as the "Execution Notice ") to the Buyer. If the Seller chooses to convert the shares, it means that the Seller exercises its right on the Convertible Note. The valuation of the Buyer for the purpose of converting the Convertible Note shall be 70% of the Buyer's valuation in its latest round of financing . The ratio of the convertible shares = Convertible Note / (the Buyer's latest valuation*70%). The Buyer shall complete the registration formalities for the conversion within thirty (30) business days from the date of receiving the Execution Notice. If the Seller chooses not to convert the shares, the Buyer shall repay the principal and interest of the Convertible Note in two (2) installments: the first installment shall be no less than 50% of the amount of the principal and interest of the Convertible Note, and it shall be paid to the Seller's designated bank account within twenty (20) business days (hereinafter referred to as the "Repayment Date") from the date the Buyer received the Execution Notice from the Seller. The remaining amount of the Convertible Notes (hereinafter referred to as the "Remaining Principal") shall bear interest at an annual interest rate of 10% (hereinafter referred to as the "Remaining Interest"), from the date of the Execution Notice to the day before the payment of the second installment. The Remaining Principal and the Remaining Interest shall be the amount of the second installment, which shall be made within 10 months from the Repayment Date.

6

(iii)	During the Convertible Note Period, the Buyer shall give the Seller a written notice (hereinafter referred to as the "Major Change Notice ") within a reasonable time prior to the occurrence of any of the events (a) - (c), and the Seller shall make a written statement to the Buyer within 10 business days from the date of receiving the Major Change Notice, to inform the Buyer whether or not it will exercise the right to convert the shares in advance. If the Seller wishes to convert the shares in advance, the Buyer's valuation shall be 70% of the Buyer's latest financing valuation at the time of conversion. The ratio of the convertible shares = Convertible Note / (the Buyer's latest valuation*70%):

(a)  the Buyer is acquired, purchased or reorganized;

(b)  the Buyer completes its Qualified Listing;

(c)  other circumstances agreed by the Parties.

(iv)	The Parties agree that the Seller shall procure the Target Company to complete the collection and settlement of the Target Credit and Debt of the Target Company as of September 30, 2017 as soon as possible within a reasonable period of time. If there is a difference between, the amount after the collection of its credit and payment of its debt, and the book net amount between the Target Credit and Debt of the Target Company, the Cash Consideration shall be adjusted accordingly.

3.3	Time of Payment

(i)	On the Closing Date, the Seller will convert the remaining Transaction Consideration apart from the Cash Consideration into convertible Note of the Buyer of which the principal amount is RMB130,000,000.

7

(ii)	After the Effective Date hereof, the Buyer shall pay part of the Cash Consideration which does not exceed the cash balance in the account of the Target Company on the Effective Date within 5 working days after the Effective Date, and the remaining part of the Cash Consideration which exceeds the cash balance shall be paid in accordance with Article 3.3 (iii) hereof.

(iii)	After the Effective Date hereof and after the Target Company clears off its debt, if there is cash inflow, the Buyer shall pay to the Seller part of the remaining Cash Consideration equivalent to the cash inflow amount on a monthly basis by wire transfer For the avoidance of doubt, the Cash Consideration shall be the amount adjusted according to Article 3.2(iv) hereof.

(iv)	During the process of collection of its credit and repayment of its debt by the Target Company, if the amount collected is insufficient to cover the debt due or overdue, the Seller is obliged to negotiate for a deferred payment to the creditor of the Target Debt, or repay the debt due or overdue on behalf of the Target Company.

3.4	Payment of the Taxes

(a)	The Parties shall be responsible for its own tax liabilities occurred in connection with this Transaction respectively in compliance with applicable laws

(b)	The taxes and fees incurred after the Closing shall be borne by the Target Company

ARTICLE IV CLOSING

4.1	Subject to this Agreement, the relevant formalities for converting the Target Shares shall be completed within the transition period (as set forth in Article 7.1 hereof). However, the Parties agree explicitly and irrevocably that the delivery of the Target Shares shall be completed on the effective date of this Agreement (hereinafter referred to as the "Closing Date"). The Target Shares shall be transferred to the Buyer from the Seller on Closing Date, and from the day on, the Seller shall not hold the Target Shares as well as the interests and rights thereof.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE TARGET COMPANY

5.1	The Seller and the Target Company are legal persons duly incorporated and validly existing under the laws of PRC.

8

5.2	The execution and performance of this Agreement by the Seller and the Target Company will not contravene any legal documents such as applicable laws, articles of associations, contracts, agreements that are binding upon the Seller and the Target Company.

5.3	The Seller promises to bear all liabilities, debts and obligations which are not listed in the balance sheet of the Target Company as of September 30, 2017, and other payments which shall be made by the Target Company.

5.4	The Seller represents, guarantees and promises to the Buyer that it will fully and irrevocably waive its right to bring up claims against the Target Company or any it’s officers, directors, managers and consultants on or before the Closing Date, including claims arising out of this Transaction.

5.5	The Seller represents, guarantees and promises that, as of the Closing Date, the Target Company does not have or exist any tax compliance problems (including, but not limited to, violation of its obligation by the Target Company to pay personal income tax, value-added tax (or business tax) and additional tax and fee when paying commissions to the insurance salespersons) which lead to obligation to pay back taxes, pay overdue fine, penalty and so on to related governmental authorities. The Target Company also does not have any administrative punishment or other administrative supervision measures or the disciplinary action by the industry association for the above problems.

5.6	The Seller represents, guarantees and promises that, as of the Closing Date, the Insurance Agency Business Permit held by the Target Company is legal and valid and without any risk to be withdrew, revoked or cancelled. The Seller further promises that after the expiration of the Insurance Agency Business Permit held by the Target Company on the Closing, it is able to obtain the approval of the CIRC to renew its validity period, and to the knowledge of the Seller, there is no event or circumstance that may lead to the failure of the extension of the validity period of the Insurance Agency Business Permit.

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE BUYER

6.1	The Buyer is a legal person duly incorporated and validly existing under the laws of PRC;

6.2	The execution and performance of this Agreement by the Buyer will not contravene any legal documents such as applicable laws, articles of associations, contracts, agreements that are binding upon the Buyer.

ARTICLE VII OBLIGATIONS AFTER THE EXECUTION OF THIS AGREEMENT

7.1	From the Effective Date to the date of the filing to the CIRC and registration to the SAIC of the completion of the Transaction (hereinafter referred to as the “Transition Period”), the Seller and the Target Company promise and guarantee jointly and separately to cooperate with the Buyer to complete the following matters:

9

(1)	The Target Company shall, and the Seller shall cause the Target Company to, record the Buyer in the Register of Members of the Target Company. The Register of Members shall be signed by all shareholders and sealed by the Target Company and be kept by the Target Company. The Target Company shall also provide a copy of the Register of Members to the Buyer.

(2)	The Target Company shall, and the Seller shall cause the Target Company to, issue a capital contribution certificate which is signed by the legal representative of the Target Company and sealed by the Target Company. The capital contribution certificate shall specify: the name of the Target Company, registered capital, name of the shareholders, subscribed contribution, equity ratio, payment date of the contribution and the date of the capital contribution certificate.

(3)	The Seller shall procure the Target Company to complete the registration formalities of the transfer of the Target Shares within thirty (30) business days from the Effective Date hereof, to evidence the Buyer as the record owner of the Target Shares.

(4)	The Target Company shall report the Transaction hereunder in written form to the CIRC regarding the transfer of the Target Shares in according with relevant laws.

(5)	The Seller shall take all necessary actions to ensure that the Buyer is entitled to assign managerial personnel to the Target Company, including but not limited to the person in charge of business operation and the person in charge of finance.

(6)	The Seller shall procure the Target Company to obtain all necessary permissions and licenses for its operation (including but not limited to the Insurance Agency Business Permit, and such permissions and licenses will continue to be effective, and there is no circumstance foreseeable to the Seller and the Target Company that the permissions and licenses may be revoked, withdrew or cannot be extended.

(7)	The Seller shall deliver to the Buyer all documents, accounts, seals, assets, certificates and other important properties and information of the Target Company, and provide a list of all the information and documents delivered (the details of such information can be stored on a readable disc and submitted to the Buyer's control). The Buyer is entitled to appoint its designated personnel to hand over all such information and control the management of the Target Company. In addition, all technical secrets, business secrets (including, but not limited to the information of customers, partners and so on) shall be fully and completely delivered to the Buyer's designated personnel.

(8)	The Target Company can only conduct its business in normal and ordinary course in accordance with all applicable laws.

(9)	To take all reasonable measures to maintain and protect the assets of the Target Company (including but not limited to land, real estate, equipments, intellectual properties, etc.), and actively maintain all the sales channels, distribution networks and goodwill for its current operation as of the Closing Date (including the existing relationships with its upstream and downstream customers, partners and so on).

10

7.2	During the Transition Period, the Seller and the Target Company shall ensure:

(1)	to take all reasonable measures to maintain and protect the existing customer resources and the recognition and ratification from the customers.

(2)	not to reach any agreements or carry out any arrangements or actions when operates its business within the normal and regular business scope, except with the prior written consent from the Buyer.

(3)	in its normal business activities, not to repay the loan in advance, and pay the due accounts payable and other debts on time.

(4)	to promptly fulfill the signed contracts, agreements or other documents related to the assets and business of the Target Company.

(5)	to ensure that the Target Company continues to operate legally, to obtain and maintain all government approval and consent necessary for its operation;

(6)	to promptly notify the Buyer in written notice about any event, fact, condition, change or other situation which causes or may cause material adverse effects to the Target Company.

(7)	to promptly disclose to the Buyer all relevant information the Seller or the Target Company noticed or should have noticed that may constitute a violation of any representation and guarantee (whether it exists on, before or after the Execution Date hereof).

7.3	During the Transition Period, except otherwise stipulated in this Agreement and the attachments hereof, or with the prior written consent of the Buyer, the Seller shall ensure the Target Company not,

(1)	to sell, assign or transfer, or agree to sell, assign or transfer orally or in written the Target Shares, or establish or permit to establish any Third Party’s Rights or Security Interests on the Target Shares.

(2)	to modify or terminate any existing contracts or to take any action that may achieve the same effect, except for its daily operation; to sign any contracts, agreements, arrangements or commitments beyond its ordinary business course; to carry out any business that is substantially deviated from the main business of the Target Company.

(3)	to sell, transfer, lease or dispose in any manner any business, property or assets (or any rights and interests thereof) held by the Target Company, or reach any oral or written agreement to conduct the matters aforesaid; to set or permit to set any Security Interests on its property or assets (including intangible assets and tangible assets).

11

(4)	to declare, pay or give any dividends or other dividends, or agree to declare, pay or give any dividends or other dividends in verbal or written form.

(5)	to make any capital expenditures, or carry out external guarantees or related-party transactions.

(6)	to undertake any loan or credit action, or agree to initiate, create or assume any debts orally or in written, except for daily operation.

(7)	to settle or compensate for any major claims of taxes, or agree to settle or compensate in oral or written form.

(8)	to bring or resolve any litigation, arbitration or other procedure that has significant impact on its business, or agree to bring or resolve any litigation, arbitration or other procedure in oral or written form; to reconcile, waive, or change its request or other rights in a lawsuit.

(9)	to dismiss, appoint or remove any managerial personnel of the Target Company, or change their compensation (including but not limited to wages, bonuses, subsidies, etc.)

(10)	to sign or agree to sign any agreement or commitment that may hinder, restrict or delay the Transaction, or affect the terms of the Transaction.

7.4	The extension of the business permit. The Seller promises to the Buyer that it is obliged to get the approval of the CIRC and obtain the extension of the Insurance Agency Business Permit for the Target Company after the Closing Date.

7.5	The operation of the Target Company after the Closing. The Seller promises that it is obliged to keep the basic stability of the original management team.

The seller promises that the relevant retained management staff (including but not limited to the directors, general managers, deputy general managers, branch heads, or persons with equal authority of the Target Company) have the qualifications and ability to serve in the Target Company. There is no circumstance that they are prohibited to take positions by applicable laws, and their qualifications have been approved by the CIRC and there is no circumstance that the approval will be invalid, cancelled or exempted.

7.6	The name of the Target Company. The Buyer and the Target Company promise to change the name of the Target Company within six months after the Closing Date, thus there will be no character of “泛华” in the name of the Target Company.

12

ARTICLE VIII TERMINATION

8.1	Termination Event

In case of the following events, this Agreement shall be terminated:

(1)	by mutual written agreement of Seller and Buyer, or

(2)	the Buyer sends a written notice to terminate this Agreement for the reason that (i) the Seller or the Target Company has a substantial breach of any commitment or obligation hereunder (including but not limited to the representations and warranties of the Seller), and the default has not be remedied within 10 days from the issuance of the Breach Notice by the Buyer. The substantial breach is a fundamental breach, for example, the Seller violates its representations and warranties hereunder, which causes a loss to the Buyer to the extent that the Buyer is actually deprived of gaining the interests from the representations and warranties made by the Seller; (ii) prior to the end of the Transition Period, without the written consent of the Buyer, the Target Company's rights and debts are transferred to other third party for the interests of the creditor; or, in accordance with any applicable laws relating to bankruptcy, insolvency, or reorganization, the Seller or the Target Company bring up any procedure to seek a verdict for the bankruptcy or insolvency of the Target Company, or liquidation, termination of operation or reorganization, arrangement, adjustment, protection, exemption or settlement of its debts.

(3)	The Seller sends a written notice to terminate this Agreement for the reason that the Buyer fails to pay the Consideration in accordance with the provisions hereof and does not receive a written exemption from the Seller.

8.2	Effect of the Agreement After Termination

(1)	After the termination of this Agreement, the obligations of the Parties hereunder shall also be terminated, but if one Party violates the terms hereof, this Party's breach liability shall not be terminated; If the Agreement is terminated, Article VIII and Article IX herein shall not be terminated and will continue to be effective, and the Parties are obliged to fulfill the obligation of confidentiality.

(2)	The rights of termination stipulated in Article VIII hereof is not exclusive, and it will not affect the non-breaching party to claim damage compensation or other compensation in accordance with applicable laws for its losses and damages caused by the breaching party.

13

ARTICLE IX BREACH LIABILITIES

9

9.1	In case that any representation or guarantee made by any Party in this agreement is false or misleading, or the Party failed to perform such representation or guarantee properly and promptly, the Party shall be deemed to have violated this Agreement. Expect for fulfilling other obligations hereunder, the Breaching party shall also compensate the observing party and bear all losses, damages, expenses (including but not limited to reasonable attorney fees) caused to the observing party.

9.2	Without prejudice to any other provision of this Article IX, if any Party fails to fulfill any of its obligations hereunder, the other Parties have the right to require the breaching party to specifically perform such obligations, in addition to any other rights and remedies hereunder.

9.3	Without prejudice to any other provisions of this Agreement, if the Target Company is required to pay the overdue tax to the relevant government authorities for any tax compliance issues that have occurred or exist before the Closing Date (including, but not limited to, the Target Company violates its obligation to pay personal income tax, value-added tax (or business tax) and additional taxes and fees), the Seller is required to bear the relevant losses, and pay the overdue tax. The Seller shall make full compensation to the Buyer within 7 days after receiving the written notice from the Buyer.

ARTICLE X CONFIDENTALITY

10.1	The Party receiving Confidential Information (hereinafter referred to as "the Recipient") from the other Party shall keep the information confidential, not use it to any purpose other than the purpose hereof, and not disclose the Confidential Information to any third party. Notwithstanding the limitation stipulated above, these confidentiality obligations should not apply to:

(1)	The Confidential Information is or become available to the public not attributed to the fault of the Recipient, or its Affiliate, agents, suppliers or sub-contractors;;

(2)	The Confidential Information that the Recipient legally obtained from a third party, and is not subject to confidentiality obligations or restrictions in use; or

(3)	The Confidential Information has been obtained by the Recipient in written form and there is no restrictions in use and disclosure, and the Recipient obtained the Confidential Information from the Party for the purpose other than the purpose hereof.

14

10.2	Nevertheless, the Recipient may disclose Confidential Information to its employees, directors and professional consultants, but the disclosure must be limited to the purpose of this Agreement. The Recipient shall ensure that such employees, directors and professional consultants are aware of and abide by the confidentiality obligations described in this clause. If the disclosure of Confidential Information is required by the law, or is required by a court or regulatory authority with jurisdiction, the Recipient may also disclose the Confidential Information, but the Recipient shall take all permitted methods to keep the Confidential Information within the scope permitted by relevant laws.

10.3	The Recipient shall not copy the Confidential Information received in tangible, written or electronic form.

ARTICLE XI GOVERNING LAW AND DISPUTE RESOLUTION

11.1	This Agreement shall be governed by the laws of the PRC.

11.2	The Parties agree that any dispute or controversies arising out of or in connection with this Agreement shall be settled through consultation. If the dispute is not resolved within 30 days after a Party's request for consultation, the Party may submit the dispute to the China International Economic and Trade Arbitration Commission ("CIETAC") in Beijing in accordance with its then effective arbitration rules. The arbitration tribunal consists of three arbitrators. The seller and the buyer shall select one arbitrator respectively, and the third arbitrator shall be appointed by the Chairman of CIETAC jointly entrusted by the Buyer and the Seller. If there is any conflict between the provisions and terms hereof and the arbitration rules, the provisions of this Agreement shall apply. The Parties further agree that the losing party shall bear the fees and expenses arising from the arbitration, including, but not limited to, attorney fees. The Parties hereby agree that the arbitral award is final and binding on all Parties.

11.3	During the procedure of resolving the dispute, the Parties shall continue to perform their obligations hereunder.

ARTICLE XII MISCELLANEOUS

12.1	Effectiveness

This Agreement and the attachments hereto shall come into force on the date obtaining the ratification and / or authorization by the Parties required to sign this Agreement, perform all the obligations hereunder and to complete this Transaction, but at the latest, not later than October 27, 2017, otherwise this Transaction will be automatically terminated.

15

12.2	Non-waiver

No failure or delay by any Party in exercising any right, power or privilege hereunder shall be deemed as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

12.3	Assignment

This Agreement shall be binding upon, and inure to the benefit of, the Parties hereto. Without the prior written consent of the other Parties, no Party may assign any of its rights or delegate any of its obligations under this Agreement. Any such alleged assignment is invalid.

12.4	Amendment

This Agreement shall not be amended orally. Any amendment to this Agreement shall be made by written documents and signed by authorized representatives of the Parties.

12.5	Entire Agreement

12.5.1	For the matters not stipulated in this Agreement (if any), the Parties shall enter into supplementary agreements on the basis of consultation. These supplementary agreements shall be the attachment of this Agreement and have the same effect as this Agreement.

12.5.2	This Agreement and other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter of this Agreement. This Agreement shall supersede all prior discussion, negotiation, intention or understandings by the Parties. All documents, commitments and agreements about this Transaction, whether oral, written or otherwise, are hereby cancelled, and shall not affect any of the provisions hereof and the relevant documents of this Transaction.

12.6	Notices.

A notice given by any Party to the other Party in accordance with this Agreement is deemed to be duly given when the notice is delivered by hand, prepaid registered mail to the address or fax number stipulated herein or other addresses or fax numbers to be notified from time to time (these addresses or fax numbers shall be given to the other Parties 5 business days in advance). Notice delivered by hand is deemed to be duly given at the time of delivery, the notice sent by fax is deemed to be duly given at the time of sending, and the notice sent by the prepaid registered letter is deemed to be duly given 48 hours after it is mailed (if airmail is sent to another domestic address, 72 hours after it is mailed). The following situation can fully demonstrate the delivery of the notification: in the case of delivery by hand and by prepaid registered letter, the notification address is correct and has been properly delivered or mailed (depending on the specific case) and received; in the case of fax transmission, the delivery of the notice is deemed made upon the receipt of the confirmation signal from the fax machine.

16

If to the Buyer

To:

Address:

Tel:

Fax:

If to the Seller

To:

Address:

Tel:

Fax:

12.7	Severability

The null and void of any provision of this Agreement shall not affect the validity of any other provision unless the effect may cause Material Adverse Effect to the other Party's interests hereunder; under such circumstances, the Party who may suffer losses may adjust the relevant provisions hereof.

12.8	Counterpart

The Parties agreed that, in the light of the requirements of the State Bureau of Industry and Commercial Administration (“SAIC”) and for the purpose of registration and filing, the Parties may sign a simplified share transfer agreement. Where there is any conflict and/or incomplete in the content between the simplified version and this Agreement, this Agreement shall prevail.

12.9	Language

This Agreement shall be written in Chinese and executed in five originals. Each original shall have equal legal validity

17

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above:

Beijing Cheche Technology Co., Ltd. (seal)

By _____________

Title:_____________

18

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above:

Fanhua Insurance Sales Service Group Company Limited (seal)

By _____________

Title:_____________

Fanhua Times Insurance Sales & Service Co., Ltd. (seal)

By _____________

Title:_____________

19